January 8, 2025

Grant Isaac
Chief Financial Officer
Cameco Corporation
2121 11th Street West
Saskatoon, Saskatchewan
Canada S7M 1J3

       Re: Cameco Corporation
           Form 40-F for the fiscal year ended December 31, 2023
           Filed March 22, 2024
           File No. 001-14228
Dear Grant Isaac:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation